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                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                              SCHEDULE 13D/A

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)
                             (Amendment No. 1)

                     CNL Hospitality Properties, Inc.
                            (Name of Issuer)

                              Common Stock
                     (Title of Class of Securities)

                                   N/A
                             (CUSIP Number)

                           Mr. Matthew W. Kaplan
                           Rothschild Realty Inc.
                         1251 Avenue of the Americas
                          New York, New York  10020
                              (212) 403-3500
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                               June 17, 1999
         (Date of event which requires filing of this statement)
                         ______________________

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13D-1(g), check the following box [ ].










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                                                      Page 2 of 9 pages
                                       13D
CUSIP No.     N/A
          ----------
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON    Five Arrows Realty Securities II
          L.L.C.
          I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON (ENTITIES ONLY)
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a) [/X/]
                                                               (b) [/ /]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                 WC
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER  -0-
SHARES         ---------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER  1,499,960.18 (fn1)
OWNED BY       ---------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER  -0-
REPORTING      ---------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER  1,499,960.18 (fn1)
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON          1,499,960.18 (fn1)
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                  [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)               12.2% (fn1)
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON
                  OO
------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(fn1) Not included is the number of shares of Common Stock of the Company issuable upon the optional exchange at any time or from time to time of 48,337 shares of Class A Cumulative Preferred Stock and common stock of CNL Hotel Investors, Inc. as described in Item 5, subject to adjustment, held by the reporting person.

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                                                      Page 3 of 9 pages
                                      13D
CUSIP No.  N/A
         -------
    (1) NAME OF REPORTING PERSON Rothschild Realty Investors IIA L.L.C I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON (ENTITIES ONLY)
------------------------------------------------------------------------
    (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                 (a) /x/
                                                                 (b) / /
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                  WC
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER  -0-
SHARES         ---------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER  1,499,960.18 (fn1)
OWNED BY       ---------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER  -0-
REPORTING      ---------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER  1,499,960.18 (fn1)
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON          1,499,960.18 (fn1)
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES**                    [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                   12.2% (fn1)
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON
                  OO
------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!






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                                                      Page 4 of 9 pages

Item 1.   Security and Issuer

            This Amendment No. 1 amends in its entirety the statement on
Schedule 13D ("Schedule 13D") filed on March 5, 1999 with respect to the shares of beneficial interest, par value $.01 per share (the "CHP Common Stock"), of CNL Hospitality Properties, Inc., a Maryland corporation (the "Company"), whose principal executive offices are located at 400 East South Street, Orlando, Florida 32801.

Item 2.   Identity and Background

          (a) This Schedule 13D, as amended, is being filed on behalf of (i) Five Arrows Realty Securities II L.L.C., a Delaware limited liability company ("Five Arrows") and (ii) Rothschild Realty Investors IIA L.L.C., a Delaware limited liability company and sole Managing Member of Five Arrows ("Rothschild").

          The reporting entities are making a joint filing pursuant to Rule 13d-1(k) because, by reason of the relationship as described herein, they may be deemed to be a "group" within the meaning of Section 13(d)(3) with respect to acquiring, holding and disposing of shares of Common Stock.

          (b) The business address of each of the Five Arrows and Rothschild is 1251 Avenue of the Americas, New York, New York 10020.

          (c) Five Arrows is a private investment limited liability company. The principal occupation of Rothschild is acting as managing member of Five Arrows. The current Managers of Rothschild are John D. McGurk, Matthew W. Kaplan, James E. Quigley, 3rd, and D. Pike Aloian.

          (d) Neither of Five Arrows or Rothschild has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither Five Arrows or Rothschild has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          The source of funds for the purchases reported by Five Arrows herein was Five Arrow's capital. The total amount of funds used by Five Arrows to purchase the shares reported herein was $62,586,194.80

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                                                      Page 5 of 9 pages


allocated as follows: (i) $10,564,876.50 to purchase 1,112,092.26 shares of CHP Common Stock, at a price per share of $9.50, (ii) $3,684,745.24 as a loan (the "Loan") to the Company in exchange for a promissory note (the "Promissory Note") issued by the Company and CNL Hotel Investors, Inc. ("CHI"), a subsidiary of the Company, that was converted into 387,867.92 shares of CHP Common Stock, at a conversion price per share of $9.50, on April 30, 1999 after certain conditions set forth in the CHP Purchase Agreement attached Exhibit 99.2 and incorporated by reference into this Item 3 in its entirety were satisfied, (iii) $48,336,089.69 to purchase 48,337 shares of Class A Cumulative Preferred Stock of CNL Hotel (the "CHI Preferred Stock"), at a price per share of $1,000, and (iv) $483.37 to purchase 483.37 shares of common stock (the "CHI Common Stock" and together with the CHI Preferred Stock, the "CHI Stock") CHI, at a price per share of $.01.

Item 4.   Purpose of Transaction

          The purpose of the acquisition of the shares of CHP Common Stock, the CHI Stock and the advancement and subsequent conversion of the Loan by Five Arrows reported herein is for investment.

          Five Arrows intends to review its holdings with respect to the Company on a continuing basis. Depending on Five Arrows' evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, market prices of the shares of CHP Common Stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), Five Arrows may acquire other securities of the Company; sell all or a portion of its shares of CHP Common Stock or other securities of the Company, including the Loan, and the CHI Stock which is exchangeable into shares of CHP Common Stock, now owned or hereafter acquired; provided, however, that pursuant to the CHI Subscription Agreement attached hereto as Exhibit 99.4 and incorporated by reference in its entirety in this Item 4, Five Arrows has agreed that prior to any sale, transfer, assignment or other disposition of any shares of the CHI Stock, it will first offer such shares of CHI Stock to CNL Hospitality Partners, LP ("CNL Hospitality Partners"), a subsidiary of the Company.

          Pursuant to the CHP Purchase Agreement attached as Exhibit
99.2 and incorporated by reference in its entirety in this Item 4, Five Arrows has the right to designate one member of the Board of Directors of the Company. Matthew W. Kaplan has been designated as a member of the Board of Directors of the Company and has been appointed to the Board of Directors of the Company by the existing Board of Directors of the Company.

          Other than as set forth above, Five Arrows has no present plans or proposals which relate to, or would result in, any of the matters enumerated in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Five Arrows may, at any time and from time to time,
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                                                    Page 6 of 9 pages

review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any such matters.

Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on June 17, 1999, Five Arrows owned, within the meaning of Rule 13d-3 under the Exchange Act, 1,499,960.18 shares of CHP Common Stock, or 12.2% of the issued and outstanding shares of CHP Common Stock, (based on the Company reporting 11,800,952 shares of CHP Common Stock outstanding as of May 7, 1999 plus the 521,322.73 reported herein).

              In addition, Five Arrows owned, within the meaning of Rule 13d-3 under the Exchange Act 48,337 shares of CHI Preferred Stock and 48,337 shares of CHI Common Stock, of which one share of CHI Preferred Stock together with one share of CHI Common Stock are exchangeable at any time into shares of CHP Common Stock, subject to adjustment.
Because the exchange ratio of the CHI Stock, fluctuates from time to time, the percentage ownership reported herein does not include any shares of CHP Common Stock issuable to Five Arrows upon the exchange of shares of CHI Preferred Stock and CHI Common Stock. But for the quarter ended March 31, 1999, the exchange ratio was 144.637 shares of CHP Common Stock for each share of CHI Preferred Stock and CHI Common Stock exchanged. Rothschild, as sole managing member of Five Arrows, may be deemed the beneficial owner of the 1,499,960.18 shares of CHP Common Stock and the 48,337 shares of CHI Preferred Stock and the 48,337 shares of CHI Common Stock which are exchangeable into shares of CHP Common Stock, held by Five Arrows.

            The acquisition of shares of CHP Common Stock and the Promissory Note was made pursuant to the Securities Purchase Agreement, dated as of February 24, 1999, between the Company and Five Arrows (the "CHP Purchase Agreement") attached hereto as Exhibit 99.2 and 99.3, respectively, and incorporated by reference in their entirety herein. The CHP Purchase Agreement provides for the sale by CHP and the purchase, by Five Arrows of up to an additional 78,986.82 shares of CHP Common Stock for an aggregate purchase of 1,578,947 shares of CHP Common Stock.

            In accordance with the CHP Purchase Agreement attached as
Exhibit 99.2 and incorporated by reference in its entirety in this Item 5, the outstanding principal amount of the Promissory Note was converted by the Company on April 30, 1999 into shares of CHP Common Stock upon the satisfaction of certain conditions including (i) (a) the approval of the stockholders of the Company to amend the Company's Amended and Restated Articles of Incorporation to expand the class of investors for whom the Board of Directors of the Company may waive the ownership limitations on common and preferred stock as set forth in the Amended and Restated Articles of Incorporation and (b) the Board of Directors of the Company waiving such ownership limitations or (ii) as a result of such conversion Five Arrows would not violate the ownership limitations as set forth in the Articles of Incorporation of the Company.

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                                                      Page 7 of 9 pages


The stockholders of the Company approved the proposed amendment to the Amended and Restated Articles of Incorporation at the Company's annual meeting on May 12, 1999, and the Board of Directors waived such ownership limitation as it applies to the reporting person.

            The acquisition of the CHI Stock was made pursuant to a Subscription and Stockholders' Agreement, dated as of February 24, 1999, between CHI, the Company and Five Arrows (the "CHI Subscription Agreement")attached hereto as Exhibit 99.4 and incorporated by reference in its entirety herein. The CHI Subscription Agreement provides for the sale by CHI and the purchase by Five Arrows of up to an additional 2,549 shares of CHI Preferred Stock and 2,549 shares of CHI Common Stock, for an aggregate purchase of 50,886 shares of CHI Preferred Stock and 50,886 shares of CHI Common Stock. One share of CHI Preferred Stock together with one share of CHI Common Stock are exchangeable at any time into shares of CHP Common Stock. The exchange ratio per share of CHI Preferred Stock and CHI Common Stock is determined by calculating the funds from operations per share of CHI Stock with the respect to the Five Arrows investment and dividing it by the funds from operations per share of CHP Common Stock. For the quarter ended March 31, 1999, the exchange ratio was 144.637 shares of CHP Common Stock for each share of CHI Preferred Stock and CHI Common Stock exchanged, but the exchange raio will fluctuate from time to time.

          (b) Five Arrows has the sole power to vote and dispose of the shares of CHP Common Stock and CHI Stock owned by it reported herein, which power may be exercised by Rothschild.

          (c) Five Arrows purchased 590,769.53 shares of CHP Common Stock from the Company on February 24, 1999 pursuant to the CHP Purchase Agreement. In consideration therefor, Five Arrows paid $9.50 per share for a total of $5,612,310.53, in cash, and loaned to the Company $3,684,745.24 in exchange for the Promissory Note, which was converted on April 30, 1999 into 387,867.92 shares of CHP Common Stock at a conversion price of $9.50. On June 17, 1999, Five Arrows purchased 521,322.73 shares of CHP Common Stock from the Company pursuant to the CHP Purchase Agreement. In consideration therefor, Five Arrows paid $9.50 per share for a total of $4,952,565.97, in cash.

          Five Arrows purchased 31,537 shares of CHI Preferred Stock and the 31,537 shares of CHI Common Stock from CHI on February 24, 1999 pursuant to the CHI Subscription Agreement. In consideration therefor, Five Arrows paid $1,000 and $.01 per share of CHI Preferred Stock and CHI Common Stock, respectively, for a total of $31,536,824.20. On June 16, 1999, Five Arrows purchased 16,800 shares of CHI Preferred Stock and 16,800 shares of CHI Common Stock from CHI pursuant to the CHI Subscription Agreement. In consideration therefor, Five Arrows paid $1,000 and $.01 per share of CHI Preferred Stock and CHI Common Stock, respectively, for a total of $16,799,748.86.

                                                     Page 8 of 9 pages

     (d) Not applicable.

     (e) Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer

         Other than as described in the agreements in the Exhibits attached hereto and incorporated by reference this Item 6 in their entirety, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  Material To Be Filed As Exhibits

Exhibit Number                       Description

99.1                              Joint Acquisition Statement, as
                                  required by Rule 13d-1(k) of the
                                  Securities Exchange Act of 1934.

99.2 Securities Purchase Agreement, dated as of February 24, 1999, between the Company and Five Arrows.

99.3 Promissory Note of the Company and CHI in the aggregate principal amount of $14,999,996.50, dated as of February 24, 1999, payable to the order of Five Arrows.

99.4                              Subscription and Stockholders'
                                  Agreement, dated as of February 24,
                                  1999, between the Company and Five
                                  Arrows.

99.5 Investment Option Agreement, dated as of February 24, 1999, by among CNL Hospitality, LP, CNL Group, Inc. and Five Arrows.

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                                                     Page 9 of 9 pages

                                 SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 1999

                                FIVE ARROWS REALTY SECURITIES II L.L.C.

                                By:  /s/ Matthew W. Kaplan
                                     ________________________
                                     Matthew W. Kaplan
                                     Manager

                                ROTHSCHILD REALTY INVESTORS IIA L.L.C.
                                By:  /s/ Matthew W. Kaplan
                                     ________________________
                                     Matthew W. Kaplan
                                     Member


























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